Exhibit 99.1

EXECUTION AND COMPLETION OF STRATEGIC ACQUISITION OF JINGXING STORAGE EQUIPMENT ENGINEERING

On May 30, 2025, KLA-iBotics Holdings Limited (the “Purchaser”), a wholly-owned subsidiary of Reitar Logtech Holdings Limited (the “Company”), entered into a sale and purchase Agreement (the “Agreement”) to acquire (the “Acquisition) the entire issued share capital of Jingxing Holdings Limited (“Jingxing Holdings”), a BVI company which owns the entire issued share capital of Jingxing Storage Equipment Engineering (H.K.) Company Limited (“Jingxing Storage”, together with Jingxing Holdings, the “Target Group”). The Acquisition was completed on May 30, 2025. This transaction follows the non-binding memorandum of understanding previously announced by the Company in its Form 6-K filed on May 21, 2025.

Transaction Structure

Under the Agreement, the Purchaser acquired 7,000 shares of Jingxing Holdings (the “Sale Shares”), representing 100% of its issued share capital as at the date of the Agreement. The vendors comprised Wong Kwok Chung and Chen Dong, each holding approximately 36.0% of the issued share capital of Jingxing Holdings, and KLA Smart Capital Limited (together with Wong Kwok Chung and Chen Dong, the “Vendors”), holding approximately 29.0% of the issued share capital of Jingxing Holdings, immediately prior to the completion of the Acquisition.

The Purchaser is authorized to issue a maximum of 50,000 shares of no par value divided into 45,000 Class A ordinary shares and 5,000 Class B ordinary shares. Each Class A ordinary share carries one vote while each Class B ordinary share carries 20 votes. Prior to the Acquisition, the Company’s subsidiary Kamui Development Group Limited owned 3,000 Class B ordinary shares of the Purchaser, representing 100% of the issued share capital of the Purchaser, which in turn owned 100% of the issued share capital of Kamui Logistics Automation System Limited (“KLA”).

Consideration

The Acquisition is structured as a share-for-share transaction. The aggregate consideration of the Sale Shares to be paid by the Purchaser to the Vendors is HK$217,000,000, which were satisfied by the allotment and issue of 7,000 Class A ordinary shares by the Purchaser to the Vendors at completion of the Acquisition. Wong Kwok Chung and Chen Dong each received 2,500 Class A ordinary shares of the Purchaser, and KLA Smart Capital Limited received 2,000 Class A ordinary shares of the Purchaser.

Following completion of the Acquisition, the Purchaser has 10,000 shares outstanding. Kamui Development Group Limited holds 3,000 Class B ordinary shares representing 30.0% of the equity interest and approximately 89.6% of the voting control in the Purchaser, while the Vendors collectively hold 7,000 Class A ordinary shares representing 70% of the equity interest and approximately 10.4% of the voting control in the Purchaser.

Management and Governance

Wong Kwok Chung has committed to remain as a director of the Target Group companies for a fixed term of five years following completion. The Vendors have agreed to non-compete restrictions for five years, restricting their involvement in businesses providing warehouse facilities and storage equipment and related services in Hong Kong.

Risk Factors Related to the Acquisition

The acquisition of JingXing through the Purchaser structure is subject to a number of risks that should be considered in addition to the risks described in the Company's most recent Annual Report on Form 20-F and other documents filed with the SEC.

The Company’s economic interest in KLA has been diluted through the transaction structure.

Prior to the Acquisition, the Company owned 100% of KLA through its subsidiary Kamui Development Group Limited. Following the Acquisition, while the Company retains voting control of the Purchaser that now owns KLA, the Company's economic interest in KLA’s operations has been reduced to approximately 30%. The Vendors now hold 70% of the economic interest in the combined entity consisting of the Purchaser, KLA and the Target Group. If the combined operations do not achieve the anticipated synergies or if the Target Group’s performance does not meet expectations, the Company may not realize adequate returns to justify this dilution of its economic interest in KLA.

The Company's control over the combined entity may be challenged or may not translate to effective operational control.

Although the Company maintains approximately 89.6% voting control of the Purchaser through the dual-class share structure, the Vendors collectively hold 70% of the economic interest and may seek to influence operational decisions or strategic direction of the combined entity. Additionally, Wong Kwok Chung’s five-year commitment to remain as a director of the Target Group companies creates ongoing governance considerations that may affect the Company's ability to implement its strategic vision for the combined operations.

Integration risks may prevent realization of anticipated synergies

The success of the Acquisition depends significantly on the Company’s ability to integrate Jingxing Storage’s storage equipment engineering operations with KLA’s automation capabilities. The companies have operated independently with different operational systems, customer bases, and business practices. Integration challenges may include coordinating separate operations, aligning different corporate cultures, retaining key personnel, and maintaining existing customer relationships during the transition period.

The transaction may expose the Company to liabilities and operational risks of the Target Group.

While the Agreement contains representations, warranties and indemnifications from the Vendors, the Company may become exposed to unknown or contingent liabilities of the Target Group that were not identified during due diligence. Additionally, the Target Group's operations in Hong Kong subject the combined entity to regulatory and operational risks specific to that jurisdiction, including compliance with local employment laws, property regulations, and business licensing requirements.

About the Target Business

Jingxing Storage, incorporated in Hong Kong in 2000, specializes in high-density storage systems and material handling equipment, providing engineered solutions to third-party logistics providers and retail chain stores. It operates storage equipment engineering services focusing on warehouse automation and material handling solutions.

Strategic Rationale

The Acquisition combines KLA’s logistics automation software and hardware integration capabilities with Jingxing Storage’s expertise in engineered storage solutions. The Company believes this combination will create opportunities to deliver comprehensive smart warehousing solutions that integrate automation technology with storage infrastructure.

Management Commentary

“This acquisition represents an important step in our strategy to strengthen our position in the smart logistics market,” said John Chan, Chairman and Chief Executive Officer of Reitar Logtech Holdings Limited. “Jingxing Storage’s engineering capabilities in storage infrastructure complement KLA’s automation expertise, creating opportunities for more integrated service offerings.”

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, actual results may differ materially from the anticipated results.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and innovative integration and application of logistics technologies through its end-to-end logistics solution business model. Its business primarily consists of two segments: asset management and professional consultancy services, and construction management and engineering design services.

For more information, please contact:

Reitar Logtech Holdings Limited
Phone: +852 2554 5666
Email: info@reitar.io

3